LAW OFFICE OF AZUKA L. UZOH
COUNSELOR AT LAW	1930 Wilshire Blvd., Suite 1216, Los Angeles, California 90057
Tel: (213) 483-4020 Fax: (213) 483-4037 Email: uzohal@yahoo.com

September 9, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Erin E. Martin, Senior Counsel
Mr. Charles Garrison

Re:	American Renaissance Capital, Inc. (the “Companay” or “Issuer”)
Registration Statement Form S1/Pre-Effective Amendment One
File No.: 333-197478

Dear Ms. Martin:

American Renaissance Capital, Inc. (“AmRe” or “the Registrant”) has filed a Pre-Effective Amendment One to the above Registration Statement. The changes were made in response to staff comments. We are providing the following responses to the Staff’s comment letter, dated August 11, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The paragraph numbers below correspond to the numbered comments in your comment letter dated August 11, 2014. We have also updated and included the unaudited interim financial statements through the quarter ended June 30, 2014.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have enclosed copies of the PPM and business plan we prepared to use to communicate to potential investors. We confirm that no other written communication has been presented by American Renaissance Capital, Inc. (formerly known as Afriwealth, LLC.) or on its behalf to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”) and (ii) no research reports about us have been published or distributed by any broker or dealer that is participating in the offering in reliance upon Section 2(a)(3) of the Securities Act. The Company will supplementally provide to the Staff any such communications or reports in the event they are used prior to the consummation of the offering.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

American Renaissance Capital, Inc. respectfully acknowledges the Staff’s comment. The Company will provide copies of any graphics, maps, photographs, and related captions or other artwork or logos as promptly as practicable in a subsequent filing to allow the Staff sufficient time to review prior to the distribution of preliminary prospectuses.

3. Please move the dealer prospectus delivery obligation legend to the outside back cover page pursuant to Item 502(b) of Regulation S-K.

The Company has added the dealer prospectus delivery obligation legend to the outside back cover page.

4. We note that the scope of your intended business is difficult to understand in light of the varying disclosure in the Prospectus Summary, Management’s Discussion & Analysis of Financial Condition and Results of Operations, and Business sections. For example, we reference the extensive list of industries in which you will seek target acquisitions on page 8. We also reference your disclosure on page 52 that you intend to acquire manufacturing facilities internationally to take advantage of low labor costs, and your disclosure on page 61 regarding your focus on companies with iconic American brand names. Please revise your disclosure throughout to provide a concise and consistent description of your intended business.

We have revised the scope of our intended business in the Prospectus Summary, Management’s Discussion & Analysis of Financial Condition and Results of Operations, and Business sections, to be more concise and provide a consistent description throughout the prospectus.

5. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to acquire and manage businesses, acquire real estate, invest in marketable securities and fund the mezzanine debt of middle-market companies. However, your disclosure shows that your sole assets were $91 in cash as of December 31, 2013, and that you have generated no revenues since your inception. In addition, your company lacks a specific plan of operations for the next twelve months. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Because we have a specific business plan for our operation as shown in the “plan of operation section” the Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a "blank check company" as a company that:  (i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations which involves the planned acquisition and operating of the three Los Angeles based aftermarket auto parts retail stores costing $197,000, $429,000 and 299,000 respectively for a total of $925,000, that we have identified and determined to meet our investment criteria. These matters are described in the section of the Prospectus entitled BUSINESS as well as in an expanded MD&A and the TWELVE MONTHS PLAN OF OPERATION section. Limited resources do not change the fact that the Company has a specific business plan that it is attempting to implement. The Company also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company is an early development stage company and not a 419 company.

It is also reasonably common for development stage companies to have limited assets and resources as well as having a going concern explanatory paragraph in the report of its auditor. The Company is considering all possible avenues to develop its business. It believes that being a public company may increase its image and credibility in the marketplace and provide possible sources of funding. It has not done any formal studies to determine the likelihood of these things happening.

Lastly, although the Company does not generate revenue yet, it has operations across the County of Los Angeles, where since August 1, 2012, to cultivate the goodwill of local small businesses in Los Angeles, we started providing free business advisory to small and medium businesses. Through these initially free business advisory, the company is gaining valuable insight into the challenges, opportunities, and limitations before many community anchored businesses in the County.

The Company, because of its specific business plan, is not a blank check company but is an early stage development company. Accordingly, we have included an appropriate disclosure to that effect in the “Prospective Summary” and “Risk Factors” sections.

6. Within your amended filing, please include the required interim financial statements in accordance with Rule 8-03 of Regulation S-X.

We have updated and included the unaudited interim financial statements through the quarter ended June 30, 2014 in accordance with Rule 8-03 of Regulation S-X.

Prospectus Summary, page 6

7. We note that your cross-reference to the Risk Factors section indicates that it begins on page 14. We further note that your Risk Factors section begins on page 16. Please revise. Additionally, we note that your reference to the “Risk Factors-Risks Relating to this Offering and Our Common Stock” section, but cannot locate such a section in your registration statement. Please revise.

We have corrected the cross-reference to point to the right page. We have also corrected our disclosure to add the missing part. Inadvertently the reference to “Risk Factors-Risks Relating to this Offering and Our Common Stock” was left out from our initial S-1.

8. Please clarify here that the Company is selling 10,000,000 shares of common stock directly to the public on a best efforts basis through your officer and director, in reliance on Rule 3a4-1 of the Securities Exchange Act of 1934. We note your disclosure to this effect on pages 42-43.

We have made the requested correction to show that the Company is selling 10,000,000 shares of our common stock directly to the public on a “best efforts” basis, in reliance on Rule 3(a) 4-1 of the Securities Exchange Act of 1934.

Business, page 6

9. We note your disclosure that you have not secured financing for any of your “targeted acquisitions.” Please clarify whether you have identified any specific entities to acquire.

We have made the requested correction and included details of the three auto parts businesses we have identified and intend to acquire restructure and grow. We have also enclosed the supplementary business plan related to the three auto parts businesses.

10. We note your disclosure on page 7 that Mr. Igwealor will not receive compensation greater than a $350,000 salary. We further note your disclosure on page 67 that you have no formal employment arrangements with Mr. Igwealor and that his compensation may exceed $350,000. Please reconcile these disclosures and clarify any compensation arrangements you have with Mr. Igwealor, formal or informal.

We have made the requested correction to show that “following this offering, the company and Mr. Igwealor could formalize an employment agreement that would include compensation of reasonable annual salary as well a reasonable amount of stock-based compensation”, and “compensation for our officers under … would include reasonable annual salary as well a reasonable amount of stock-based compensation.”

11. We note your disclosure on page 7 that you intend to make equity awards to all of your employees at the time of this offering. Please add risk factor disclosure addressing how such equity awards will result in dilution to investors.

We have made the requested correction and added risk factor disclosure addressing how periodic equity awards to employees would result in dilution to investors.

Our Strategy, page 8

12. We note your reference on page 8 to your proprietary “optimized cost management program.” We further note your reference on page 52 to your “proprietary financial model.” Please revise your disclosure to provide an explanation of these programs.

We have made the requested revision, removing the wording proprietary and adding more specific words that detailed actual activities such as cost control and process improvement.

Our Management Strategy, page 8

13. We note your references to your “manager” on pages 8-9, as well as your risk factor disclosure on page 18 indicating that Mr. Igwealor controls your manager. Please clarify whether you have entered into a management agreement with another entity. As appropriate, please explain the services provided by the manager, the fees paid to the manager and any conflicts of interest between you and the manager.

We have made needed corrections to show that we have no external manager. The use of the word manager was solely in reference to the Company’s senior and junior manager who would be employees of the company or independent contractor. As of September 4, 2014, the Company had not engaged the services of any external manager. Inadvertently the reference to Mr. Igwealor controlling our manager was mistakenly left in the first filing.

Acquisition Strategy, page 9

14. We note your disclosure on page 9 indicating that you believe that Mr. Igwealor has sufficient experience in acquiring and managing businesses. Please balance this disclosure here to clarify that your officers and director have limited experience in the mergers, acquisition and turnaround industry, per your risk factor disclosure on page 18.

We have made the requested revision to show that Mr. Igwealor and our officers have relevant but limited experience in mergers, acquisition and turnaround industry because they have worked alongside others in mergers, acquisition and turnaround projects.

The Offering, page 11

15. We note your disclosure that you intend to use proceeds from this offering “for general corporate purposes.” We also note your disclosure on page 38 indicating that you intend to use 91.87% of the offering proceeds to fund acquisitions. Please revise your disclosure here to clarify your primary intended use of proceeds.

We have made the requested revision to include a clearer and more detailed outline for the Company’s primary intended use of proceed.

Risk Factors, page 16

The costs of being a public company could result in us being unable to continue as a going concern, page 17

16. Each risk factor should contain only one discrete risk. This risk factor discusses the risks involved with being a public company, the risk of being unable to continue as a going concern and your dependence on key personnel, which are all separate and distinct risks. Please revise.

We have made the requested revision to separate the items into two risk factors.

Our officers and director have limited experience in the mergers, acquisition, and turnaround industry . . ., page 18

17. Please revise this risk factor to also address, if true, your officers’ and directors’ lack of experience with investing in real estate, marketable securities and mezzanine debt of middle-market companies.

We have made the requested revision to show that our officers and directors have relevant but limited experience with investing in real estate, marketable securities and mezzanine debt of middle-market companies because they have worked alongside others in investing in real estate, marketable securities and mezzanine debt of middle-market companies transactions.

Expansion into international markets is important . . ., page 23

18. We note your disclosure that you intend to expand internationally in 2015. Please specify in which international markets you intend to conduct operations. Please also discuss your officers’ and directors’ experience, or lack thereof, in such markets.

We have made the requested revision to remove the 2015 date because it might not be realistic and instead use revenue as a better threshold; and we specified the international markets you intend to conduct operations to include Western Europe, Sub-Saharan Africa, and Latin America. We also discussed our officers’ and directors’ experience in those markets.

There are significant potential conflicts of interest, page 24

19. We note your disclosure that your officers’ other business activities may create conflicts of interest in determining to which entity a particular business opportunity should be presented. Please identify each officers’ competing business activities that could create such conflicts of interest.

We have made the requested revision to each officer’s competing business activities that could create conflicts of interest.

Our real estate opportunity funds are subject to the risks inherent . . ., page 25

20. We note your reference to your “real estate opportunity funds.” Please revise your disclosure in your Business section or elsewhere to explain how these funds will operate and to provide context as to how these funds fit within your organizational structure.

We have made the requested revision to remove the reference to “real estate opportunity funds” because we have no such fund and do not plan on starting one. That section was supposed to address the real estate investment part of our business plan and the risks associated with such investments. Inadvertently the reference to “real estate opportunity funds” was left in the first filing.

Use of Proceeds, page 37

21. Please revise this section to discuss your order of priority for the intended use of proceeds in the event that substantially less than the maximum offering amount is obtained. Refer to Instruction 1 to Item 504 of Regulation S-K.

We have made the requested revision to include the Company’s order of priority for the intended use of proceeds in the event that substantially less than the maximum offering amount is obtained. Our outline shows use of proceed at 75%, 50%, 25% or 10% of the offering amount.

22. We note that you intend to use a significant amount of the offering proceeds to fund acquisitions. Please revise this section to identify any known targeted acquisitions and to discuss the status of any negotiations with respect to such acquisitions. Refer to Instruction 6 to Item 504 of Regulation S-K.

We have made the requested revision to include the fact that we have presently identified three aftermarket auto parts retail businesses that fit our investment criteria and we intend to begin acquiring these three auto parts retail as soon as we have raised about $200,000. We have opened negotiation with the sellers of the businesses. We have also conducted limited due diligence on the three aftermarket auto parts retail businesses. These three Los Angeles based aftermarket auto parts retail stores will cost the company $197,000, $429,000 and 299,000 respectively, for a total of $925,000. We could acquire them simultaneously or one-at-a-time basis. The combined stores have revenue of $2,669,803, EBITDA of $506,000, Assets with fair market value of $431,235, and 16 employees.

Dilution, page 38

23. In your amended filing, please include the required disclosures outlined in Item 506 of Regulation S-K.

We have made the requested revision to include disclosure about a material dilution of the purchasers' equity interest as following: (a) The net tangible book value per share before and after the distribution; (b) The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and (c) The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Selling Security Holders, page 38

24. We note your disclosure on page 39 that Mark Salter is either a broker-dealer or an affiliate of a broker-dealer. We do not see Mr. Salter in the table of selling shareholders. Please revise or advise. Please also clarify whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

We have revised our disclosure. None of our selling shareholders is a broker-dealer or an affiliate of a broker dealer.

25. Please revise your table to identify the natural persons who have voting and dispositive authority over the shares offered for sale by each of the selling shareholders. Please also clarify which selling shareholders are controlled by each officer and director, per your disclosure on page 40. Revise your beneficial ownership table that appears on page 68 in accordance with the changes made in response to this comment.

We have revised our disclosure to include requested information and also revise the beneficial ownership table.

26. We note your disclosure on page 41 that Dr. Mbagwu, Messrs. Igwealor and Davis, and the entities controlled by them, are the only selling shareholders that have a material relationship with the Company. However, we note that one of the selling shareholders, Martin Nwaege, is your Principal Accounting Officer. Please revise this table to identify each selling shareholder that has a material relationship with the Company, and to disclose each relationship in the table.

We have revised our disclosure to include Martin Nwaege as a selling shareholder that has a material relationship with the Company based on his position as the Financial Controller.

Plan of Distribution, page 41

27. Please identify the officers and directors that will offer the securities in the direct public offering and confirm that each individual will meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act.

We have revised our disclosure to include identification of Mr. Igwealor as the officer that will offer the securities in the direct public offering. We also confirmed that Mr. Igwealor will meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Plan of Operation, page 54

28. Please revise this section to describe your plan of operation for the next twelve months. Please provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K.

We have made the requested revision and provided the necessary explanation about how we intend to meet each of the milestones if you cannot receive funding.

Employees, page 63

29. We note your statement that your officers and directors are expected to devote at least 40 hours per week to your business operations. This statement does not appear consistent with the risk factor on page 18, which indicates that that Mr. Igwealor only expects to commit approximately 15 hours per week of his time to your operations. Please revise for consistency.

We have made the requested revision to show that our officers are expected to devote at least 15 hours per week to our business operations.

Directors, Executive Officers, Promoters and Control Persons, page 63

30. Please revise your disclosure in this section to disclose each officers’ and directors’ complete business experience during the past five years. For each director, please revise to discuss the specific experience, qualifications, attributes and skills that led to the conclusion that they should serve as director. Refer to Item 401 of Regulation S-K.

We have made the requested revision.

Involvement in Certain Legal Proceedings, page 65

31. Please revise to provide the required disclosure, if applicable, that covers a period of ten years as required by Item 401(f) of Regulation S-K.

We have made the requested revision.

Financial Statements

32. We note that you have determined that you are a development stage company. Please revise your financial statements to present all information for a development stage company as required by ASC Topic 915. Please ensure that your auditor changes their audit opinion to include references to all cumulative financial information presented.

We have made the requested revision.

Statement of Cash Flows, page F-5

33. We note the proceeds from shares issued in your cash flows from financing activities. In addition, we note the company’s disclosure on pages F-13 and F-14 that the company awarded shares to various parties for services rendered. Please clarify how these shares were reflected in your statement of cash flows presentation and how the company has accounted for such transactions. Cite all relevant accounting literature within your response.

We have made the requested changes and provided clarification about the Company accounting for the proceeds from shares issued and how they are reflected in our cash flows from financing activities.

Exhibits, page 76

34. Please re-file your exhibits and revise your exhibit index to be consistent with the number assigned to the respective exhibits in the Exhibit Table provided in Item 601 of Regulation S-K.

We have made the requested changes.

Exhibit 3.1

35. Please include a revised auditor consent that includes the date the consent was signed and also makes reference to the relevant date of the auditor’s report.

We have made the requested change to include the revised auditor consent.

Signatures, page 78

36. Please have the registration statement signed by your Principal Financial Officer and Controller or Principal Accounting Officer in addition to the current signatures. Refer to Instruction 1 to Signatures in Form S-1 for additional guidance.

We have made the requested changes.

If you have any questions or require anything further, please feel free to call me at (213) 483-4020.

Sincerely,

/s/ ___ Azuka L Uzoh _____________

Azuka L Uzoh, Esq.

cc:

American Renaissance Capital, Inc.